UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Filed as at December 3, 2004

CIK Number 1095847

ROCKWELL VENTURES INC.
(Exact name of Registrant specified in its charter)

ROCKWELL VENTURES INC.
(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Meeting for the Annual and Extraordinary General Meeting to be held on December 29, 2004

99.2	Information Circular for the Annual and Extraordinary General Meeting to be held on December 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL VENTURES INC.

Date: December 3, 2004	By:	/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary